Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Sonic Environmental Solutions Inc. (“Sonic”)
1066 West Hastings, Suite 2100
Vancouver, British Columbia
V6E 3X2

2.	DATE OF MATERIAL CHANGE

March 23, 2007

3.	PRESS RELEASE

The press release was issued on March 26, 2007 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

Sonic has entered into a transaction with Alan Cash (“AC”), the former sole shareholder of Terra-Kleen Response Group, Inc. (“Terra-Kleen”), whereby the parties have amended the terms of the original Agreement and Plan of Merger by which Sonic acquired Terra- Kleen from AC (the “Merger”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Pursuant to a Plan of Merger Amending Agreement dated March 22, 2007 among Sonic, AC and Sonic Environmental Solutions Corp., the successor to Terra-Kleen under the original merger transaction (the “Amending Agreement”), the parties amended certain terms of the Merger by which Sonic acquired Terra-Kleen in December 2005.

Under the original terms of the Merger, Sonic was obligated to make further payments to AC related to revenue and income derived from commercial use of the Terra-Kleen technology until December 2008, up to a total equivalent of approximately US$6.5 million. In connection with the Merger, AC was elected to the board of directors of Sonic and was appointed, for a period of five years, President of Sonic Environmental Solutions Corp., the wholly-owned subsidiary of Sonic formed to carry on the Terra-Kleen business in the United States.

Under the terms of the Amending Agreement, Sonic has made a single final payment of US$250,000 to AC and will have no further payment obligations under the Merger. AC’s employment agreement appointing him as President of Sonic Environmental Solutions Corp. has been terminated. Sonic has agreed to immediately release from escrow 620,990 common shares of Sonic issued to AC under the Merger, which were subject to a time- release escrow pursuant to an agreement among the parties entered into at the time of the

Merger. In addition to resigning as a full time employee of Sonic and its subsidiaries, AC also resigned from the board of directors of Sonic.

In connection with the Amending Agreement, Sonic and AC have entered into a mutual release of all claims and liabilities under the Merger Agreement, AC’s employment agreement and otherwise in connection with the business of Sonic. Provided, however, AC will continue to be subject to certain non-competition and non-solicitation covenants agreed to under the terms of the Merger for a period of two years from the Amending Agreement.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of Sonic who is knowledgeable of the material change and this report is:

Lisa Sharp
1066 West Hastings, Suite 2100
Vancouver, British Columbia
V6E 3X2

Telephone: (604) 736-2552

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 27th day of March, 2007.